UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Vitality Biopharma, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92849B107

(CUSIP Number)

Howard Groedel, 1660 West 2nd Street, Suite 1100, Cleveland, OH 44113 216.583.7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No. 92849B107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph E. LoConti
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,574,933
	8.	Shared Voting Power 6,130,479
	9.	Sole Dispositive Power 2,574,933
	10.	Shared Dispositive Power 6,130,479

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,705,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.3%
14.	Type of Reporting Person (See Instructions) IN

Schedule 13D/A

Item 1. Security and Issuer.

This Amendment No. 1 (“First Amendment”) amends the initial Schedule 13D (“Schedule 13D”) filed on November 1, 2018 with the Securities and Exchange Commission by the Reporting Persons with respect to the common shares, par value $0.001 per share (“Common Shares”), of Vitality Biopharma, Inc. (the “Company”). Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D. The purpose of this First Amendment is to report a change in the number of Common Shares beneficially owned by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

The additional Common Shares reflected in this First Amendment were acquired in exchange for the surrender of warrants held by the Reporting Persons to purchase 2,048,333 Common Shares and their release of claims against the Company and certain related parties arising in connection with the Reporting Persons’ acquisition of Common Shares pursuant to Securities Purchase Agreements dated as of August 29, 2018 and October 19, 2018 (the “SPAs”).

Item 5. Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. LoConti has the sole power to vote and dispose of 2,574,933 Common Shares of the Company or approximately 4.8% of the total number of Common Shares outstanding as of the date of this First Amendment.

(b) Mr. LoConti and Tower IV have the shared power to vote and dispose of 6,130,479 Common Shares of the Company or approximately 11.5% of the total number of Common Shares outstanding as of the date of this First Amendment.

(c) Mr. LoConti acquired 1,837,849 Common Shares in a private transaction from the Company on January 25, 2019 in exchange for the surrender of warrants to purchase 491,667 Common Shares and the release of certain claims against the Company and certain related parties arising from the SPAs. Tower IV acquired 3,540,763 Common Shares in a private transaction from the Company on January 25, 2019 in exchange for the surrender of warrants to purchase 1,556,666 Common Shares and the release of certain claims against the Company and certain related parties arising from the SPAs.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of the Company beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

/s/ Joseph E. LoConti
Joseph E. LoConti

Tower IV LLC

By:	/s/ Joseph E. LoConti
Name: Joseph E. LoConti
Its: Manager